May 31, 2005

Mr. Joel Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: VistaCare, Inc.
Form 10-K for the transition period from January 1, 2004 to September 30, 2004
File No. 000-50118

Dear Mr. Parker:

VistaCare’s responses to the comments are set forth below. Pronouns such as “we” and “our”, and the term “Company”, in the paragraphs below refer to VistaCare, Inc. This letter responds to the staff’s comment letter dated April 27, 2005, regarding the above-referenced filing. This letter is being faxed to you as well as being sent by U.S. mail, and will also be filed on EDGAR as “correspondence”, as instructed in your comment letter. In addition, this letter is a follow up to our May 4, 2005 letter on behalf of VistaCare.

In the comment letter, you proposed amending our Form 10-K for the period ending September 30, 2004 to include responses to the following comments:

     1. Please expand the disclosures of your estimates of “adjustments to net patient revenue for exceeding the Medicare cap” and “adjustments to net patient revenue for estimated payment denials” to include the following disclosures. In addition, include similar disclosures for your estimates of “contractual adjustments” and “subsequent changes to initial level of care determinations” or tell us why disclosure is not necessary.”

a.	Disclose the nature and amount of the estimate at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b.	For each period presented, quantify and disclose the amount of changes in estimates of the prior period that you recorded during the current period. Further, identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

VISTACARE HAS RESPONDED TO THE STAFF’S COMMENTS IN
ITS MOST RECENT FORM 10-Q

     As discussed in the May 4, 2005 letter, your comments were taken into account as we prepared our March 31, 2005 Form 10-Q. For ease of reference, we have set out each particular request in the staff’s April 27th letter and, immediately following, our response as set out on Item 1, Pages 10, 11, 12, 19 and 22 of our March 31, 2005 Form 10-Q. We have underlined the language that we added in that Form 10-Q to our disclosure to address your comments, and within the body of the text of this letter we have included in italic bold type the point being responded to.

EXPANDED DISCLOSURES OF OUR ESTIMATES OF ADJUSTMENTS
TO NET PATIENT REVENUE FOR EXCEEDING THE MEDICARE CAP

RESPONSE:
See Item 1, Page 10 — We actively monitor each of our programs, by provider number, as to their program specific admission, discharge rate and average length of stay data in an attempt to determine whether they are likely to exceed the annual Medicare Cap. At the point in time in which we determine that a provider number is likely to exceed the annual Medicare Cap based upon trends, we attempt to institute corrective action, such as a change in patient mix or increase in patient admissions. However, to the extent we believe our corrective action will not avoid a Medicare Cap charge, we estimate the amount that we could be required to repay Medicare following the end of the Medicare Cap year, and accrue that amount, which is proportional to the number of months already past in the Medicare Cap year, as a reduction to net patient revenue.

[Disclose the nature ... of the estimate at the balance sheet date] Our estimate is based on a projection model that forecasts the annual amount we could be required to repay Medicare based upon the program’s actual historical program specific admission, discharge rate and average length of stay data.

Key projection model assumptions include:

•	our fiscal intermediary will calculate our Medicare Cap liability in a manner consistent with prior years; and

•	our Medicare Cap expense is incurred ratably throughout the Medicare fiscal year and therefore our estimate of such expense should be recorded ratably over the corresponding periods of our fiscal year.

     [Disclose ... the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonable likely amounts or other type of sensitivity analysis] The Company believes that there are no realistic alternative assumptions upon which to estimate Medicare Cap expense.

     Throughout the year, we review our operating experience and adjust our estimate of potential Medicare Cap liability from the projection model.

     The accuracy of our estimates is affected by many factors, including:

•	the actual number of Medicare beneficiary patient admissions and discharges and the dates of occurrence of each;

•	the average length of stay within each provider number, with those averaging over 180 days most likely to generate Medicare Cap exposure;

•	fluctuations in weekly enrollment and/or discharges;

•	our success in implementing corrective measures;

•	possible enrollment of beneficiaries in our providers who, without our knowledge, may have previously elected Medicare hospice coverage through another hospice provider and whose Medicare Cap amount is prorated for the days of service for the previous hospice admission;

•	the possible enrollment of beneficiaries with another hospice provider whom had been on previous hospice service with one of our own hospice providers and whose Medicare Cap amount is prorated between the providers for the days of service for the subsequent hospice admission;

•	fiscal intermediary disallowances of certain beneficiaries and changes in calculation methodology;

•	uncertainty surrounding length of patient stay in various patient groups, particularly with respect to non-oncology patients; and

See Item 1, Page 11 –

•	the fact that we are not advised of the Medicare Cap per beneficiary credit amount that will be used by Medicare to calculate our Medicare Cap exposure until the end of the Medicare Cap year, requiring us to use an estimate of that amount throughout the year.

     While we endeavor to record an accurate estimate of Medicare Cap liability, for the Medicare Cap year ended October 2003, actual assessments of certain providers differed from our recorded estimates.

[Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate] The difference between our estimates and the actual assessment for the Medicare Cap year 2003 was due to fiscal intermediary disallowing certain beneficiaries and patients who received care with another hospice provider and to activity that took place subsequent to the end of the 2003 Medicare Cap year, and was not known or knowable until actual assessments were made, approximately twelve months later. Actual assessments for the Medicare Cap year ended October 31, 2004 and 2005 may also differ from the amount we have recorded as an estimate due to the factors listed above. Any adjustments to net patient revenue for differences between our original estimates, as explained above, and the assessment subsequently made by Medicare following the end of the Medicare Cap year, are recorded as soon as the assessment is received. Since assessments are not received until well after the close of any given fiscal year, each fiscal year will be subject to a potential adjustment, up or down, to reflect the differences between actual and estimated assessments from the prior year(s). During the three month period ended March 31, 2005, the Company included in its Medicare Cap charge, an amount for the re-assessment received relating to Medicare Cap in 2002 as well as changes in its estimates for Medicare Cap liability in 2005.

     [Disclose the ... amount of the estimate at the balance sheet date] As of the date of this report, we have received assessment letters for exceeding the annual Medicare Cap totaling $1.1 million for all programs in the 2002 Medicare Cap year (an amount which reflects an adjustment made by Medicare in April of 2005, which they previously issued a zero assessment for 2002), $7.5 million for all programs in the 2003 Medicare Cap year, and we have not yet received any assessment letters for the 2004 Medicare Cap year for exceeding the Medicare Cap. Any assessments for 2004 could result in adjustment in the fiscal year in which the assessment is received to reflect the difference between the actual assessment and the estimate previously recorded. As of March 31, 2005 and September 30, 2004, respectively, our accrued expenses included $16.2 million and $19.6 million for Medicare Cap accrued liability.

     [For each period presented, quantify and disclose the amount of changes in estimates of the prior period that you recorded during the current period.] See Item 1, Page 11 — During the three month period ended March 31, 2005, the Company included in its Medicare Cap charge, an amount for the re-assessment received relating to Medicare Cap in 2002 as well as changes in its estimates for Medicare Cap liability in 2005.

See Item 1, Page 22 — Net patient revenues include reductions for estimated Medicare Cap for the three and six months ended March 31, 2005 of $1.5 million and $3.0 million, respectively, included additional charges for the re-assessment of Medicare Cap in 2002 described earlier, as well as changes in its estimates for Medicare Cap liability in 2005.

EXPANDED DISCLOSURES OF OUR ESTIMATES OF ADJUSTMENTS
TO NET PATIENT REVENUE FOR ESTIMATED PAYMENT DENIALS

RESPONSE:
See Item 1, Page 11 — We adjust our net patient revenue to the extent we estimate to what magnitude these payors may deny our claims. [Disclose the nature ... of the estimate at the balance sheet date] This estimate is based on historical trends and is subject to change based on information we receive or data we compile concerning factors such as:

•	our historical experience of claim denials by payor class;

•	the strength and reliability of our internal billing practices and controls; and

•	regulatory changes in the environment

     [Disclose the ... amount of the estimate at the balance sheet date] We recorded reductions to net patient revenue (excluding room and board charges) for estimated payment denials, contractual adjustments (such as differences in payments by commercial payors) and subsequent changes to initial level of care determinations (made retro-actively by VistaCare staff after initial admission), of $0.9 million and $1.1 million for the three months ended March 31, 2005 and March 31, 2004, respectively, $2.2 million and $1.3 million for the six months ended March 31, 2005 and March 31, 2004, respectively, and $3.8

(Continued in) Item 1, Page 12 — million for the transition fiscal nine months ended September 30, 2004, respectively. As of March 31, 2005 and September 30, 2004, the allowance for denials was $4.0 million and $5.9 million, respectively. [Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate and for each period presented, quantify and disclose the amount of changes in estimates of the prior period that you recorded during the current period.] Any adjustments to net patient revenue for changes in estimates, based on historical trends, are made only in the current period.

See Item 1, Page 19 — We adjust our estimates for payment denials from time to time based on our billing and collection experience, patient mix, and expected length of stay. VistaCare estimates such adjustments to net patient revenue based upon significant historical experience utilizing our centralized billing and collection department that continually monitors the factors that could potentially result in a change in estimate. We recorded reductions to net patient revenue (excluding room and board charges) for estimated payment denials, contractual adjustments (such as differences in payments by commercial payors) and subsequent changes to initial level of care determinations (made retro-actively by VistaCare staff after initial admission), of $0.9 million and $1.1 million for the three months ended March 31, 2005 and March 31, 2004, respectively, $2.2 million and $1.3 million for the six months ended March 31, 2005 and March 31, 2004, respectively, and $3.8 million for the transition fiscal nine months ended September 30, 2004, respectively. As of March 31, 2005 and September 30, 2004, the allowance for denials was $4.0 million and $5.9 million, respectively. Any adjustments to net patient revenue for changes in estimates, based on historical trends, are made only in the current period.

See Item 1, Page 22 — We reflected reductions to net patient revenue for estimated payment denials, contractual adjustments and subsequent changes to initial level of care determinations, of $0.6 million for the three months ended March 31, 2005, $1.5 million for the six months ended March 31, 2005, $0.8 million for the three months ended March 31, 2004, $2.1 million for the six months ended March 31, 2004, and $6.2 million for the transition fiscal nine months ended September 30, 2004, respectively.

     [Disclose ... the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonable likely amounts or other type of sensitivity analysis] The Company believes that using historical trends is the most realistic method upon which to estimate “adjustments for estimated payment denials” and we did not suggest other alternative methods.

DISCLOSURE IN OUR SEPTEMBER 30, 2004 FORM 10-K WAS
COMPLETE AND ACCURATE

     The Company believes that the disclosure in its September 30, 2004 Form 10-K, regarding its estimates and assumptions was complete and accurate. For example, at pages 29 and 30 of the Form 10-K, the Company discussed the nature and amount of its Medicare Cap adjustments and payment denials. Most of this language was also included in the March 31, 2005 Form 10-Q and is quoted above.

In addition, within the Form 10-K, the Company discussed the amount of changes and the nature and timing of its Medicare Cap liability. In particular, on pages 32, 33 and 54 of the Form 10-K, the Company stated:

     “The $14.8 million reduction to revenue for Medicare Cap during the nine months ended September 30, 2004 includes:

•	$1.6 million in actual assessment for letters received from our fiscal intermediary between June and October of 2004 for the 2003 Medicare regulatory year, related to pro-ration of service dates for patients who received services from other hospice programs prior to or after their admission into a VistaCare program and technical disqualifications of Cap credits. While pro-ration of patient service dates are a more significant issue in 2004, the assessments in 2003 were more significantly impacted by differences between technical disqualifications of Cap credits and payment data;

•	$11.2 million for patient service dates during the 2004 Medicare regulatory year; and

•	$2.0 million for pro-ration for patient service dates based on increased patient discharges and estimated services that these 2004 patients may receive from other hospice programs during the 2005 Medicare regulatory year.”

Further, the Company believes the disclosure regarding its use of estimates is complete and accurate because there were no realistic alternative assumptions upon which to estimate the Medicare Cap expense and using historical trends was the most accurate method upon which to estimate “adjustments for estimated payment denials”.

We respectfully submit that the above clarifications and disclosures made in VistaCare’s March 31, 2005 Form 10-Q adequately address your comments and provide enhanced disclosure to investors. As you can see from reviewing the September 30, 2004 Form 10-K and the March 31, 2005 Form 10-Q, any adjustments to the Company’s net patient revenue for exceeding the Medicare Cap were not the result of changes in assumptions or estimates by the Company from the prior year, but were the result of adjusting the estimated charges to actual charges as received from its fiscal intermediary. The adjustments were the result of information received from its fiscal intermediary. This information is not known or knowable until well after the end of that fiscal year. This change in the fiscal intermediary’s pro-ration methodology caused the Company to increase its reduction in revenue by $1.6 million, which we deemed as not material, and was clearly disclosed in our Form 10-K, and each subsequent Form 10-Q. None of the changes reflected could have been reflected into any prior period. Any adjustments to its net patient revenue for estimated payment denials are purely based on historical trends and the Company has not made any changes in those estimates for several years. Because the Company has enhanced its disclosure and will continue such disclosure in future filings, and there have been no changes to its estimates or assumptions from its prior periods, we respectfully submit that an amended Form 10-K for the period ended September 30, 2004 is not required.

In summary; (i) none of the subject adjustments taken in the period ended September 30, 2004 related to a charge that could have been reflected in the Company’s financial statements for any prior period; and (ii) all of such adjustments were taken to reflect either differences between actual experience and previously recorded estimates, changes in pro-ration methodology on behalf of the fiscal intermediary, which we deemed as not material, or modifications to estimates based upon business trends during the period in question.

In addition, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Michael McCoy of Bryan Cave LLP at 602-364-7176 or myself at 602-364-7451.

Very truly yours,

Frank M. Placenti